ROGUE CHIMERA FILMS, LLC

Unaudited Financial Statements for The Eight Months Ended August 31, 2017

September 28, 2017



Virginia L. Haiderer, Certificated Public Accountant

To Management
Rogue Chimera Films, LLC.
Ormond Beach, FL

I have reviewed the accompanying statement of financial position of Rogue Chimera Films, LLC as of August 31, 2017 and the related statements of income, changes in owner's equity, and cash flows for the eight months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation on and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Virginia L. Haiderer

September 28, 2017

Post Office Box 492
Seaford, VA 23696

ROGUE CHIMERA FILMS LLC
Statement of Financial Position as at   31st August   2017

	2017
	USD
Assets	
Current Assets	
Cash and cash equivalents	$527.30
Inventories	
Trade Receivables	
Total Current Assets	$527.30
Non-Current Assets	
Property, Plant & Equipment	
Goodwill	
Intangible Assets	
Total Non- Current Assets	$ -
Total Assets	$ 527.30
Liabilities	
Current Liabilities	
Trade and other payables	
Short-term borrowings	
Current tax payable	$ -
Total current liabilities Total liabilities	$ -
Total equity and liabilities	$ 527.30
Equity	
Owner Investment	$ 3,915.44
Retained Earnings	(3,388.14)
Total Liabilities and Owner's Equity	$ 527.30

ROGUE CHIMERA FILMS LLC
Income Statement for the 8-month period ended 31ˢᵗ   August   2017

	2017
	USD
Revenue	
Film Revenue	$ 77.30
Gross profit	
Other income	
Total Income	$ 77.30
Expense	
	$ 531.47
Labor	
Travel & Meals	1,052.12
Wardrobe	1,646.99
Festival Submission Fees	234.86
Administrative expenses	$ 3,465.44
Advertising Expenses	
Total Expense	$ (3,388.14)
Profit before tax	$ (3,388.14)
Income tax expense	
Profit (loss) for the year	**$(3,388.14)**

ROGUE CHIMERA FILMS LLC
Statement of cash flows for the 8 months period ended   31st August   2017

	USD
Cash flows from operating activities	
Profit before taxation	$ (3,388.14)
Adjustments for:	
Depreciation	
Amortization	
Investment income	
Interest expense	
	$ -
Increase in trade receivables	
Increase in inventories	
Increase in trade payables	
Cash generated (used) from operations	
Interest paid	
Income tax paid	
	$ -
	$ (3,388.14)
Net cash from operating activities	$(3,388.14)
Cash flows from investing activities	
Purchase of property, plant and equipment	
Purchase of intangible assets	
Proceeds from sale of equipment	
Proceeds from sale of intangible assets	
Interest received	
Net cash used in investing activities	$ -
Cash flows from financing activities	
Proceeds from owner investments	$ 3,915.44
Proceeds from long term borrowings	
Dividend paid	
Net cash provided (used) in financing activities	$527.30
Net increase in cash and cash equivalents	$527.30
Cash & cash equivalents at start of the period	$ -
Cash & cash equivalents at end of the period	$ 527.30

3

ROGUE CHIMERA FILMS LLC

**Statement of Changes in Owner's
Equity for the
8 months ended 31st August 2017**

	Owner Investments	Retained earnings	Total equity
	USD	USD	USD
Balance at 1 January 2016	$ -	$ -	$ -
Changes in accounting policy			0
Restated balance	$ -	$ -	$ -
Changes in equity for the year 2017			
Paid-In Owner Investment	$ 3,915.44		$ 3,915.44
Dividends			0
Loss for the year		$ (3,388.14)	$ (3,388.14)
Revaluation gain			0
Balance at 31 August 2017	$ 3,915.44	$ (3,388.14)	$ 527.30
Changes in equity for 2017			
Issue of share capital			0
Dividends			0
Income for the year			0
Revaluation gain			0
Balance at 31 August 2017	$ 3,915.44	$ (3,388.14)	$ 527.30

4

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
AUGUST 31, 2017

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Rogue Chimera Films, LLC ("the Company") is a limited liability corporation formed under the laws of the State of Florida. The Company derives revenue from the writing, directing and production of feature films use in the entertainment industry.

The Company will conduct an equity crowdfund offering during the 2018 and 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivables

Accounts receivables consists of amounts billed to customer for completed work for which payment has not yet been received. Management's experience suggests that losses on account are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on accounts receivables.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

_____

Inventory

The Company's inventory includes raw materials, supplies, and completed items that are held for use in production. Management's experience suggests that losses due to obsolescence or spoilage of inventory are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on inventory.

Property and Equipment

The Company capitalizes long-lived assets with an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of the asset's useful life, less a nominal amount to account for estimated salvage value.

Goodwill

The Company has no capitalized goodwill.

Advertising Costs

The Company expenses direct advertising costs as incurred.

NOTE C- INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company's did not file a federal tax filing in 2016 .

The Company is subject to Franchise Tax requirements in the State of Florida. The Company's Utah tax filings for tax year 2017 will be subject to review by that State until the expiration of the statutory period 2021, respectively.
.